BEVERLY NATIONAL BANK
EARNING YOUR TRUST SINCE 1802
240 Cabot Street, Beverly, Massachusetts 01915-4588
(978)922-2100

(LOGO) BEVERLY BANK
Member FDIC


As of and for the year ended December 31, 1999, Beverly National Bank has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Beverly National Bank had in effect a fidelity bond policy in the amount of $4,000,000 and an erors and omissions policy in the amount of $3,000,000.


Peter Simonsen
Senior V.P.&C.F.O
name and title Peter E. Simonsen


February 15, 2000
date


Cummings Center *  North Beverly Shopping Plaza *  South Hamilton * Topsfield